UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                         Thermo Instrument Systems Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883559 10 6
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              February 12, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [   ]
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---------------------------
            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
---------------------------
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          115,798,483
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           115,798,483
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                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           115,798,483
---------------------------
-------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           89.3%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Instrument Systems Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in December, 1998, of more than one percent.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $25,684,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The second and third paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 115,798,483 Shares or approximately 89.3% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 1,671,337 Shares or approximately 1.4% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 1,004,627 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         2,343
Peter O. Crisp                                            2,343
Elias P. Gyftopoulos                                     57,743
George N. Hatsopoulos                                   179,141
John N. Hatsopoulos                                      94,226
Brian D. Holt                                                 0
Frank Jungers                                            27,193
John T. Keiser                                          154,212
Paul F. Kelleher                                         23,364
Earl R. Lewis                                           338,250
Robert A. McCabe                                         63,944
Theo Melas-Kyriazi                                       37,879
Donald E. Noble                                          68,357
Hutham S. Olayan                                          2,343
Robert W. O'Leary                                             0
Peter G. Pantazelos                                      34,814

William A. Rainville                                          0
Arvin H. Smith                                          539,583
Richard F. Syron                                              0
Roger D. Wellington                                       6,093
John W. Wood Jr.                                         39,509
All directors and current executive                   1,671,337
officers as a group (21 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 2,343, 2,343, 12,648, 117,187, 70,312,
13,587, 70,312, 18,750,  322,085,  10,771, 36,326, 4,451, 2,343, 5,858, 292,968,
2,343, 20,000 and 1,004,627 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Pantazelos and Mr. Smith include 598, 661, 495, 610 and 663 Shares, respectively, allocated to accounts maintained pursuant to the Reporting Person's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of the Reporting Person. Shares beneficially owned by Dr. G. Hatsopoulos include 26,710 Shares held by his spouse and 63 Shares allocated to his spouse's account maintained pursuant to the Reporting Person's ESOP. Shares beneficially owned by Mr. Jungers and Mr. McCabe include 12,200 and 7,126 Shares, respectively, allocated to accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. Wood include 19,509 Shares held by him as custodian for two children. Shares beneficially owned by Mr. Lewis include 2,987 Shares held by his spouse.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Date        Amount     Price Per Share ($)             Transfer Type
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12/17/98      100            13.75                       Open Market Purchase
12/17/98      2,600          13.875                      Open Market Purchase
12/17/98      8,600          14.00                       Open Market Purchase
12/18/98      24,000         14.25                       Open Market Purchase
12/18/98      11,300         14.3125                     Open Market Purchase
12/18/98      4,700          14.0625                     Open Market Purchase
12/21/98      103,500        14.125                      Open Market Purchase
12/21/98      8,500          14.1875                     Open Market Purchase
12/22/98      67,400         14.25                       Open Market Purchase
12/22/98      35,000         14.50                       Open Market Purchase
12/22/98      24,000         14.5625                     Open Market Purchase
12/23/98      800            14.50                       Open Market Purchase
12/24/98      600            14.50                       Open Market Purchase
12/28/98      6,600          14.625                      Open Market Purchase
12/28/98      27,400         14.6875                     Open Market Purchase
12/28/98      7,000          14.75                       Open Market Purchase
12/29/98      600            14.6875                     Open Market Purchase
12/29/98      11,300         15.00                       Open Market Purchase
12/30/98      9,000          15.00                       Open Market Purchase
12/31/98      2,100          14.9375                     Open Market Purchase
12/31/98      12,000         15.00                       Open Market Purchase
01/08/99      2,700          14.50                       Open Market Purchase
01/08/99      1,600          14.625                      Open Market Purchase
01/08/99      3,700          14.75                       Open Market Purchase
01/08/99      7,500          15.00                       Open Market Purchase
01/11/99      1,000          15.125                      Open Market Purchase
01/11/99      4,600          15.375                      Open Market Purchase
01/11/99      2,400          15.4375                     Open Market Purchase
01/12/99      500            15.375                      Open Market Purchase
01/12/99      7,500          15.4375                     Open Market Purchase
01/13/99      100            15.375                      Open Market Purchase
01/13/99      2,800          15.4375                     Open Market Purchase
01/13/99      2,500          15.50                       Open Market Purchase
01/19/99      2,900          16.625                      Open Market Purchase
01/19/99      18,800         16.5625                     Open Market Purchase
01/19/99      5,600          16.6875                     Open Market Purchase
01/19/99      500            16.75                       Open Market Purchase
01/20/99      400            16.3125                     Open Market Purchase

01/20/99      34,600         16.375                      Open Market Purchase
01/21/99      21,400         16.25                       Open Market Purchase
01/21/99      6,500          16.3125                     Open Market Purchase
01/22/99      9,000          16.25                       Open Market Purchase
01/22/99      4,200          16.375                      Open Market Purchase
01/22/99      5,100          16.50                       Open Market Purchase
01/22/99      9,700          16.875                      Open Market Purchase
01/25/99      800            16.75                       Open Market Purchase
01/25/99      1,300          16.625                      Open Market Purchase
01/25/99      300            16.6875                     Open Market Purchase
01/25/99      2,800          16.875                      Open Market Purchase
01/25/99      54,800         17.00                       Open Market Purchase
01/26/99      11,600         16.9375                     Open Market Purchase
01/26/99      16,200         17.00                       Open Market Purchase
01/27/99      1,500          16.875                      Open Market Purchase
01/27/99      66,500         17.00                       Open Market Purchase
01/28/99      84,200         16.875                      Open Market Purchase
01/29/99      26,100         16.625                      Open Market Purchase
01/29/99      5,100          16.6875                     Open Market Purchase
01/29/99      500            16.75                       Open Market Purchase
01/29/99      50,500         16.875                      Open Market Purchase
02/01/99      5,000          16.75                       Open Market Purchase
02/01/99      1,000          16.875                      Open Market Purchase
02/01/99      11,400         17.00                       Open Market Purchase
02/02/99      10,000         16.75                       Open Market Purchase
02/02/99      900            16.8125                     Open Market Purchase
02/02/99      8,500          16.875                      Open Market Purchase
02/02/99      1,000          16.9375                     Open Market Purchase
02/02/99      9,600          17.00                       Open Market Purchase
02/03/99      600            16.8125                     Open Market Purchase
02/03/99      1,800          16.5625                     Open Market Purchase
02/03/99      9,000          16.75                       Open Market Purchase
02/03/99      19,600         16.625                      Open Market Purchase
02/04/99      3,500          16.75                       Open Market Purchase
02/04/99      5,100          16.875                      Open Market Purchase
02/04/99      500            16.9375                     Open Market Purchase
02/04/99      14,400         17.00                       Open Market Purchase
02/05/99      10,300         17.00                       Open Market Purchase
02/08/99      59,600         17.00                       Open Market Purchase
02/09/99      117,500        17.00                       Open Market Purchase
02/10/99      1,600          17.00                       Open Market Purchase
02/11/99      1,200          17.00                       Open Market Purchase

02/12/99      373,800        17.00                       Open Market Purchase
02/17/99      30,800         16.00                       Open Market Purchase
02/18/99      13,000         16.00                       Open Market Purchase
02/18/99      5,100          15.9375                     Open Market Purchase
02/19/99      17,700         16.00                       Open Market Purchase


To the knowledge of the Reporting Person, the following executive officers and directors of the Reporting Person have effected the following transactions in the Shares in the past 60 days: Dr. Gyftopoulos exercised an option to purchase 1,053 Shares on 1/25/99 at an option exercise price of $6.51 per share.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 115,798,483 Shares beneficially owned by the Reporting Person, (i) 10,334,620 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 110,702 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 18,746 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 12,648 Shares within 60 days; Dr. G.
Hatsopoulos has the right to acquire 117,187 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 70,312 Shares within 60 days; Mr. Jungers has the right to acquire 13,587 Shares within 60 days; Mr. Keiser has the right to acquire 70,312 Shares within 60 days; Mr. Kelleher has the right to acquire 18,750 Shares within 60 days; Mr. Lewis has the right to acquire 322,085 Shares within 60 days; Mr. McCabe has the right to acquire 10,771 Shares within 60 days; Mr. Melas-Kyriazi has the right to acquire 29,295 Shares within 60 days; Mr. Noble has the right to acquire 2,108 Shares within 60 days; Mr. Pantazelos has the right to acquire 5,858 Shares within 60 days; Mr. Smith has the right to acquire 292,968 Shares within 60 days; and Mr. Wood has the right to acquire 20,000 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: March 5, 1999                     THERMO ELECTRON CORPORATION

                                        By:  /s/   Theo Melas-Kyriazi
                                             Theo Melas-Kyriazi
                                             Chief Financial Officer
                                             and Vice President

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi                           Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.

Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Recovery  Systems, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy, Thermo
                                             Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron